Exhibit 99.1

For Immediate Release

Company name: DAIICHI SANKYO COMPANY, LIMITED

Representative: Takashi Shoda, President and Representative Director

(Code no.: 4568, First Section, Tokyo, Osaka and Nagoya Stock Exchanges)

Please address inquiries to Toshio Takahashi, Corporate Officer in Charge,

Corporate Communications Department

Telephone: +81-3-6225-1126

http://www.daiichisankyo.co.jp/

Daiichi Pharmaceutical to Develop and Market Anti-EGFr Drug

Nimotuzumab in Japan

Tokyo, August 1, 2006 – DAIICHI SANKYO COMPANY, LIMITED today announced that its wholly-owned subsidiary, Daiichi Pharmaceutical Co., Ltd. (President: Kiyoshi Morita; hereafter, Daiichi), has acquired exclusive rights to develop and market the monoclonal antibody, nimotuzumab, in Japan after signing a licensing agreement with CIMYM BioSciences Inc. (hereafter, CIMYM), a subsidiary of YM BioSciences Inc.

Under the agreement, Daiichi will pay an up-front payment of US $14.5 million to CIMYM, as well as milestone payments at certain stages of development for each of a number of indications.

Nimotuzumab is a humanized monoclonal antibody that targets the epidermal growth factor receptor (EGFr). It is being developed for a number of cancer therapeutics by CIMYM and its affiliates and partners in Cuba, Europe, Canada, India, China, and South America.

Daiichi will consider target cancers in Japan and plans to begin clinical trials hereafter.

About YM BioSciences Inc.

Chairman, Chief Executive Officer & Director: David G. P. Allan

Headquarters: Mississauga, Ontario, Canada

Main business: Acquisition, development and commercialization of oncology and acute care products

URL: www.ymbiosciences.com/

About nimotuzumab

Nimotuzumab is a humanized monoclonal antibody that targets to EGFr and blocks the binding of EGF to EGFr, thus stopping cell division. It is anticipated that nimotuzumab will prove effective against cancers which have EGFr.